

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 9, 2012

<u>Via E-mail</u>
William Wilson
President and Director
Trident Acquisitions, Inc.
P.O. Box 869
Lake Hopatcong, NJ 07849

     Re: Trident Acquisitions, Inc.
             Amendment No. 3 to Form 10-12g
             Filed November 7, 2011
             File No. 000-54262

Dear Mr. Wilson:

We issued comments to you on the above captioned filing on November 17, 2011. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by January 24, 2012 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by January 24, 2012**,** we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Karen Ubell at (202) 551-3873, Jennifer Riegel at (202) 551-3575 or me at (202) 551-3715 with any other questions.

                       Sincerely,

                       /s/ Jeffrey Riedler

                       Jeffrey Riedler
                       Assistant Director